UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No.2)

                            EMPIRE OF CAROLINA, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
                         (Title of Class of Securities)

                                    292007101
                                 (CUSIP Number)

                            EDWIN C. LAURENSON, ESQ.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                                 (212) 373-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  March 3, 1998
                     (Date of Event which Requires Filing of
                                 this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

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                                                                               2

CUSIP No.         292007101

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY)

         James J. Pinto

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [X]

         (b)      [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS
         PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States citizen

                      7     SOLE VOTING POWER
   NUMBER OF                  3,451,752
    SHARES            8     SHARED VOTING POWER
 BENEFICIALLY                 117,000
   OWNED BY           9     SOLE DISPOSITIVE POWER
EACH REPORTING                3,451,752
  PERSON WITH         10    SHARED DISPOSITIVE POWER
                              117,000

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,451,752

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         31.80%

14       TYPE OF REPORTING PERSON
         IN

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                                                                               3

CUSIP No.         292007101

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY)

         TelCom Partners L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [X]

         (b)      [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS
         AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                      7     SOLE VOTING POWER
   NUMBER OF                  562,500
    SHARES            8     SHARED VOTING POWER
 BENEFICIALLY                 -0-
   OWNED BY           9     SOLE DISPOSITIVE POWER
EACH REPORTING                562,500
  PERSON WITH         10    SHARED DISPOSITIVE POWER
                              -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         562,500

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.85%

14       TYPE OF REPORTING PERSON
         PN

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                                                                               4

CUSIP No.         292007101

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY)

         Churchill Associates, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [X]

         (b)      [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS
         AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                      7     SOLE VOTING POWER
   NUMBER OF                  117,000
    SHARES            8     SHARED VOTING POWER
 BENEFICIALLY                 -0-
   OWNED BY           9     SOLE DISPOSITIVE POWER
EACH REPORTING                117,000
  PERSON WITH         10    SHARED DISPOSITIVE POWER
                              -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         117,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.51%

14       TYPE OF REPORTING PERSON
         PN

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                                                                               5

CUSIP No.         292007101

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY)

         Churchill International, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [X]

         (b)      [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS
         AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                      7     SOLE VOTING POWER
   NUMBER OF                  117,000
    SHARES            8     SHARED VOTING POWER
 BENEFICIALLY                 -0-
   OWNED BY           9     SOLE DISPOSITIVE POWER
EACH REPORTING                117,000
  PERSON WITH         10    SHARED DISPOSITIVE POWER
                              -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         117,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.51%

14       TYPE OF REPORTING PERSON
         CO

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                                                                               6

                                  SCHEDULE 13D


                  This Amendment No.2 (the "Amendment") amends the statement on
Schedule 13D filed on July 2, 1997 by James J. Pinto and TelCom Partners L.P. ("TelCom") (the "Original Schedule 13D"), as amended by Amendment No.1 to
Schedule 13D filed on November 13, 1997 by Mr. James Pinto, TelCom, Churchill Associates, L.P. ("Churchill L.P.") and Churchill International, Inc. ("Churchill Inc.") (the Original Schedule 13D as so amended is referred to herein as the "Schedule 13D"). The purpose of the Amendment is to report additional purchases of Series A Preferred Stock and Warrants by Mr. James Pinto and to correct an immaterial error in the information provided in the Original
Schedule 13D with respect to the number of Warrants held by Mr. James Pinto. The number of Warrants held by Mr. James Pinto was reported as being 1,982,752 in the Original Schedule 13D when in fact Mr. James Pinto held 1,978,252 Warrants. Capitalized terms used herein and not otherwise defined have the meaning assigned to them in the Schedule 13D.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

Item 3 is amended by adding thereto the following paragraph:

                  On March 3, 1998, Mr. James Pinto purchased 10,000 shares of Series A Preferred Stock and Warrants to purchase 10,000 shares of Common Stock in a private transaction for an aggregate cash consideration of $100,000 paid My Mr. James Pinto from his personal funds.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated in its entirety as follows:

                  (a) After taking into account the acquisition described in
Item 3 above, Mr. James Pinto has the right to acquire 276,000 shares, TelCom has the right to acquire 500,000 shares and Churchill L.P. and Churchill Inc. (as Churchill L.P.'s sole general partner) (jointly, "Churchill") have the right to acquire 104,000 shares of Common Stock at any time upon conversion of all or any portion of the 34,500, 62,500 and 13,000 shares of Series A Preferred Stock held respectively by them. In addition, Mr. James Pinto, TelCom and Churchill have the respective rights, as owners of Warrants, to acquire all or any portion of 2,613,252, 62,500 and 13,000 shares of Common Stock at a price of $1.375 per share at any time prior to the expiration of the Warrants on May 6, 2003. Because of his ownership of and position with respect to Churchill Inc., Mr. James Pinto may be deemed to share beneficial

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                                                                               7

ownership of the Series A Preferred Stock and the Warrants held by Churchill L.P. Accordingly, based upon calculations made in accordance with Rule 13d-3(d) and information provided by the Company that 7,653,564 shares of Common Stock are currently outstanding, Mr. James Pinto has sole voting and/or dispositive power over the equivalent of 3,451,752 shares of Common Stock (or 31.08% of the Common Stock) and shared voting and/or dispositive power over the equivalent of 117,000 shares of Common Stock (or 1.51% of the Common Stock), TelCom has sole voting and/or dispositive power over the equivalent of 562,500 shares of Common Stock (or 6.85% of the Common Stock) and Churchill L.P. and Churchill Inc. each has sole voting and/or dispositive power over the equivalent of 117,000 shares of Common Stock (or 1.51% of the Common Stock). There are currently 2,100,000 shares of Series A Preferred Stock outstanding, with respect to which Mr. James Pinto has sole and/or shared voting and dispositive power over 110,000 shares (or 5.24% of the class) (including TelCom's and Churchill L.P.'s shares), TelCom has voting and dispositive power over 62,500 shares (or 2.98% of the class), and Churchill L.P. and Churchill Inc. each has voting and dispositive power over 13,000 shares (or 0.62% of the class). The currently outstanding shares of Series A Preferred Stock may be converted into 16,800,000 shares of Common Stock, with the result that Mr. James Pinto has sole or shared voting power, when the currently outstanding Series A Preferred Stock is combined with the currently outstanding Common Stock, over 3.47% of the combined classes, TelCom has voting power over 2% of the combined classes and Churchill L.P. and Churchill Inc. each has voting power over 0.42% of the combined classes.

                  (b) Mr. James Pinto has sole power to vote and dispose of the Series A Preferred Stock and Warrants held by him and by TelCom, in the latter case on behalf of TelCom, which also has the sole power, acting through Mr. James Pinto as general partner, to vote and dispose of all Warrants and Shares of Series A Preferred Stock held by it. Mr. James Pinto has shared power with Mr. John Pinto to vote and dispose of the Series A Preferred Stock and Warrants held by Churchill L.P., which has sole power, acting through Churchill Inc. as general partner, to vote and dispose of all Warrants and shares of Series A Preferred Stock held by it.

                  (c) See Items 3 and 4 above.

                  Paragraphs (d) and (e) of Item 5 of Schedule 13D are not applicable to this filing.

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                                                                               8


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date: March 9, 1998

                                            /s/ James J. Pinto
                                            ------------------
                                            James J. Pinto


                                            TELCOM PARTNERS L.P.

                                            /s/ James J. Pinto
                                            ------------------
                                            James J. Pinto
                                            General Partner


                                            CHURCHILL ASSOCIATES, L.P.
                                             By Churchill International, Inc.
                                                as general partner

                                            /s/ James J. Pinto
                                            ------------------
                                            Name: James J. Pinto
                                            Title:


                                            CHURCHILL INTERNATIONAL, INC.

                                            /s/ James J. Pinto
                                            ------------------
                                            Name: James J. Pinto
                                            Title: